Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Devonshire Resources Resolves Outstanding Legal Claim to Nunavut
     Properties

     TRADING SYMBOL: TSX-V - DSH, OTCBB: DSHRF

     VANCOUVER, March 13 /CNW/ - Further to proceedings that it launched in BC
Supreme Court on October 11th, 2007, Devonshire Resources Ltd (the "Company")
announces that it has reached a settlement agreement with KM Diamond
Exploration Ltd., and Dr. Felix Kaminsky.
     As a result of this settlement agreement, the Company has been granted a
100% interest in 15 claims (the "Properties") known as the "Brown Lake
Property", and sometimes also referred to as the "KMD Project", in Nunavut, approximately 100 km northwest of Rankin Inlet. Devonshire's interest in the
Properties is subject to a royalty obligation in favour of KM Diamond, the terms of which royalty are specified in a separate agreement. Other terms of the settlement include an end to the B.C. Supreme Court litigation.
     Certain mining claims that are contiguous to the Properties (the
"Contiguous Properties"), totalling 70 claims and 116,298.17 acres will also be re-registered in the name of the Company (they have been in Dr. Kaminsky's name in trust for the Company). These Contiguous Properties are not subject to the royalty obligation.

     ON BEHALF OF DEVONSHIRE RESOURCES LTD.

     "Tim Crowhurst"
     Tim Crowhurst
     President and Director

     The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, are forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in resource exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.

     %SEDAR: 00021121E          %CIK: 0001321847

     /For further information: Tim Crowhurst, President and Director, Tel:
(604) 764-5099, info(at)ripplelake.com/
     (DSH. DSHRF)

CO:  Devonshire Resources Ltd.

CNW 17:34e 13-MAR-08